UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

KiOR, Inc.

(Name of issuer)

Class A common stock, par value $0.0001 per share

(Title of class of securities)

497219109

(CUSIP number)

Vinod Khosla Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025 (650) 376-8500 with a copy to: Tammy Tompkins Khosla Ventures 2128 Sand Hill Road Menlo Park, California 94025

(Name, address and telephone number of person authorized to receive notices and communications)

July 26, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 497219109	Page 2 of 15 Pages

(1)	Names of reporting persons Khosla Ventures II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.6% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 3 of 15 Pages

(1)	Names of reporting persons Khosla Ventures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 9,436,932
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,436,932
(11)	Aggregate amount beneficially owned by each reporting person 9,436,932 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.6% (see Attachment A)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 497219109	Page 4 of 15 Pages

(1)	Names of reporting persons Khosla Ventures Associates II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 46,259,738
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,259,738
(11)	Aggregate amount beneficially owned by each reporting person 46,259,738 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.6% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 5 of 15 Pages

(1)	Names of reporting persons Khosla Ventures Associates III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 9,436,932
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,436,932
(11)	Aggregate amount beneficially owned by each reporting person 9,436,932 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.6% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 6 of 15 Pages

(1)	Names of reporting persons VK Services, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 55,696,670
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 55,696,670
(11)	Aggregate amount beneficially owned by each reporting person 55,696,670 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 55.7% (see Attachment A)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 497219109	Page 7 of 15 Pages

(1)	Names of reporting persons Vinod Khosla
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 59,997,044
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 59,997,044
(11)	Aggregate amount beneficially owned by each reporting person 59,997,044 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 58.2% (see Attachment A)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 497219109	Page 8 of 15 Pages

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 4 to the statement on Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D (the “Original 13D”) filed on June 29, 2011, as amended January 31, 2012, May 10, 2013 and May 31, 2013 (“Amendment No.1”, “Amendment No. 2” and “Amendment No. 3,” respectively, and, together with the Original 13D and this Amendment No. 4, the “Schedule 13D”), and relates to the Reporting Persons’ (as defined in Item 2 of the Schedule 13D) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of KiOR, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 13001 Bay Park Road, Pasadena, Texas 77507. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

There are no amendments to Item 2 of the Schedule 13D.

SCHEDULE 13D

CUSIP No. 497219109	Page 9 of 15 Pages

Item 3. Source and Amount of Funds or Other Consideration.

There are no amendments to Item 3 of the Schedule 13D.

Item 4. Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Class A common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 53,755,940 shares of Class A common stock outstanding, which is the total number of shares of Class A common stock outstanding as of May 3, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission on May 10, 2013. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A. Khosla Ventures II, L.P.

(a) As of the closing of business on the date of this Amendment No. 4, Khosla Ventures II, L.P. beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 46.6% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned

SCHEDULE 13D

CUSIP No. 497219109	Page 10 of 15 Pages

by Khosla Ventures II, L.P. are comprised of shares of Class B common stock beneficially owned by Khosla Ventures II, L.P., all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

B. Khosla Ventures III, L.P.

(a) As of the closing of business on the date of this Amendment No. 4, Khosla Ventures III, L.P. beneficially owned 9,436,932 shares of Class A common stock, representing a beneficial ownership of approximately 17.6% of the shares of Class A common stock.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	9,436,932
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	9,436,932

Please see Attachment A for additional information.

C. Khosla Ventures Associates II, LLC

(a) As of the closing of business on the date of this Amendment No. 4, Khosla Ventures Associates II, LLC beneficially owned 46,259,738 shares of Class A common stock, representing a beneficial ownership of approximately 46.6% of the shares of Class A common stock. All of the shares of Class A common stock beneficially owned by Khosla Ventures Associates II, LLC are comprised of shares of Class B common stock beneficially owned by Khosla Ventures Associates II, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	46,259,738
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	46,259,738

Please see Attachment A for additional information.

D. Khosla Ventures Associates III, LLC

(a) As of the closing of business on the date of this Amendment No. 4, Khosla Ventures Associates III, LLC beneficially owned 9,436,932 shares of Class A common stock, representing a beneficial ownership of approximately 17.6% of the shares of Class A common stock.

(b)

1. Sole power to vote or direct vote:	0
2. Shared power to vote or direct vote:	9,436,932
3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	9,436,932

Please see Attachment A for additional information.

SCHEDULE 13D

CUSIP No. 497219109	Page 11 of 15 Pages

E. VK Services, LLC

(a) As of the closing of business on the date of this Amendment No. 4, VK Services, LLC beneficially owned 55,696,670 shares of Class A common stock, representing a beneficial ownership of approximately 55.7% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by VK Services, LLC, 46,259,738 shares are comprised of Class B common stock beneficially owned by VK Services, LLC, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	55,696,670
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	55,696,670

Please see Attachment A for additional information.

F. Vinod Khosla

(a) As of the closing of business on the date of this Amendment No. 4, Vinod Khosla beneficially owned 59,997,044 shares of Class A common stock, representing a beneficial ownership of approximately 58.2% of the shares of Class A common stock. Of the shares of Class A common stock beneficially owned by Mr. Khosla, 46,259,738 shares are comprised of Class B common stock beneficially owned by him, all of which are convertible into Class A common stock at any time on a one-for-one basis at the option of the holder of such shares.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	59,997,044
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	59,997,044

Please see Attachment A for additional information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Controlling Interest in the Issuer” of Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Controlling Interest in the Issuer

As of the filing of this Amendment No. 4, entities affiliated with the Reporting Persons owned 88.1% of the Issuer’s Class B common stock, which, together with the Class A common stock held by them, represent 82.3% of the combined voting power of the Issuer’s outstanding Class A common stock and Class B common stock, assuming that 53,755,940 shares of Class A common stock and 52,508,834 shares of Class B common stock are outstanding as reported in the Issuer’s Quarterly Report. Under the Issuer’s amended and restated certificate of incorporation that became effective as part of the Issuer’s initial public offering, holders of shares of Class B common stock may generally transfer those shares to affiliated entities, without having the shares automatically convert into shares of Class A common stock. Therefore, the Reporting Persons will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of the Issuer, even if the Reporting Persons come to own, in the aggregate, as little as 10% of the economic interest of the outstanding shares of the Issuer’s Class A common stock and Class B common stock. Moreover, the Reporting Persons may take actions in their own interests that the Issuer’s other stockholders do not view as beneficial.

“Warrants in Connection with the Loan and Security Agreement” of Item 6 of this Schedule 13D is hereby amended to add the following:

On June 17, 2013, the Issuer issued to KFT (i) a Subsequent Drawdown Warrant for 406,923 shares of Class A common stock of the Issuer, (ii) an ATM Warrant for 91,303 shares of Class A common stock of the Issuer and (iii) a Subsequent PIK Warrant for 73,028 shares of of Class A common stock of the Issuer (collectively, the “June 2013 Warrants”), each of which are exercisable for an exercise price of $4.42 per share.

On July 26, 2013, the Issuer issued to KFT (i) a Subsequent Drawdown Warrant for 355,751 shares of Class A common stock of the Issuer, (ii) an ATM Warrant for 79,813 shares of Class A common stock of the Issuer and (iii) a Subsequent PIK Warrant for 62,382 shares of of Class A common stock of the Issuer (collectively, the “July 2013 Warrants”), each of which are exercisable for an exercise price of $5.06 per share.

The foregoing descriptions of the June 2013 Warrants and the July 2013 Warrants do not purport to be complete and are qualified in their entirety by reference to the warrants filed as Exhibits 99.12 through 99.17, respectively, to this Schedule 13D and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 497219109	Page12 of 15 Pages

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

13D

CUSIP No. 497219109	Page 13 of 15 Pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement.
99.2	Amended and Restated Investors’ Rights Agreement dated April 21, 2011, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement of Form S-1 (File No. 333-173440), filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011).
99.3	Loan and Security Agreement dated as of January 26, 2012 among the Issuer, Kior Columbus LLC, 1538731 Alberta Ltd., 1538716 Alberta Ltd. and KFT Trust, Vinod Khosla, Trustee (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.4	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of January 26, 2012 issued by the Issuer to KFT Trust, Vinod Khosla, Trustee (the “Initial Warrant,” incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.5	Form of Additional Warrant Agreement to Purchase Shares of Class A Common Stock (the form of Initial PIK Warrant, incorporated by reference to Exhibit F of the Loan and Security Agreement dated as of January 26, 2012, filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 27, 2012).
99.6	Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent PIK Warrant, incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.7	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the ATM Warrant, incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.8	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (the Subsequent Drawdown Warrant, incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 30, 2013).
99.9	Warrant Agreement to Purchase Shares of Class A Common Stock, dated May 22, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).
99.10	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).
99.11	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of March 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).
99.12	Warrant Agreement to Purchase Shares of Class A Common Stock, dated June 17, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).
99.13	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of June 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).
99.14	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of June 17, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 19, 2013).
99.15	Warrant Agreement to Purchase Shares of Class A Common Stock, dated July 26, 2013, by and between the Company and KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).
99.16	ATM Warrant Agreement to Purchase Shares of Class A Common Stock dated as of July 26, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).
99.17	Post-First Amendment Additional Warrant Agreement to Purchase Shares of Class A Common Stock dated as of July 26, 2013 issued by the Company to KFT Trust, Vinod Khosla, Trustee (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 30, 2013).

13D

CUSIP No. 497219109	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla
Vinod Khosla

KFT TRUST, VINOD KHOSLA, TRUSTEE

By	/s/ Vinod Khosla
Vinod Khosla
Trustee

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a
Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a
Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

13D

CUSIP No. 497219109	Page 15 of 15 Pages

ATTACHMENT A

Mr. Khosla is the managing member of VK Services, which is the manager of KVA II and KVA III. KVA II and KVA III are the general partners of KV II and KV III, respectively. Each of KVA II, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV II and KV III, and each of KVA II, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were originally purchased by KV II and then distributed to KVA II, which in turn distributed such securities to members and affiliates of members of KVA II (the “Distributed Securities”). KVA II continues to possess voting and investment control over the Distributed Securities. Each of KVA II, VK Services and Khosla may be deemed to possess voting and investment control over the Distributed Securities, and each of KVA II, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were purchased in connection with the Issuer’s IPO by KFT. Warrants to purchase Class A common stock have been issued to KFT in connection with a loan and security agreement between the issuer and KFT. Khosla, as a trustee and beneficiary, may be deemed to have indirect beneficial ownership of such shares.

Certain securities were issued by the Issuer to Samir Kaul, who is a director of the Issuer and a member of KVA II and KVA III as compensation for his role as a director of the Issuer. Such shares will vest upon the completion of Mr. Kaul’s term as a director at the Issuer’s next annual meeting. Mr. Kaul holds such securities for the benefit of KV III and KVA III, and, accordingly, KV III, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.